UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2026

PFG Fund V, LLC

(Exact name of issuer as specified in its charter)

Colorado

(State of other jurisdiction of incorporation or organization)

Pine Financial Group, Inc.

10288 W Chatfield Ave, Suite 200, Littleton, CO 80127

303-835-4445

(Address, including zip code, and telephone number, including area code of issuer’s principal executive office)

85-2725801

(I.R.S. Employer Identification Number)

Debt

(Title of each class of securities issued pursuant to Regulation A)

Forward-Looking Statement

This Semi-Annual Report of PFG Fund V, LLC, a Colorado limited liability company, contains certain forward- looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the PFG Fund V, LLC Offering Circular filed pursuant to Regulation A, or the Offering Circular, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Unless the context otherwise requires or indicates, references in this Semi-Annual Report on Form 1-SA to “us,” “we,” “our” or “our Company” refer to PFG Fund V, LLC, a Colorado limited liability company.

PFG Fund V, LLC was formed in the State of Colorado on August 26, 2020 for the purpose of engaging in the business of providing short-term secured real estate lending in Colorado and Minnesota as the Company’s operations expand, loans may be made on properties located in other states as the market evolves, (“Hard Money Lending”) to real estate investors. The Company may also manage, remodel, develop, lease, renovate, repair, and/or sell real properties acquired through the Company’s lending activities, including, but not limited to, properties acquired through foreclosure and real estate owned (“REO”). The Company actively participates in the servicing and operational oversight of our assets through our manager, Pine Financial Group, Inc. (“Pine Financial”), rather than subrogate those responsibilities to a third party.

The Company filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on January 15, 2021, which offering statement was qualified by the SEC on June 3, 2021. Pursuant to the Offering Statement, we offered, on a “best-efforts” basis up to $75,000,000 in principal amount of unsecured, non-convertible, fixed-rate promissory notes (the “Notes”) of PFG Fund V. Proceeds from the sale of the Notes was used to make and originate loans secured by interests in real property located throughout the United States, with a primary focus in Colorado and Minnesota.

As of June 30, 2026, and December 31, 2025 the Company has 349 and 341 investors, respectively. The notes have terms of 60 months and bear an interest of 8.00% per annum, interest payable only monthly. The notes have varying maturity dates, with the principal and accrued and unpaid interest due in full on demand after the maturity date. As of June 30, 2026, outstanding promissory notes and interest payable totaled $45,424,470 and $44,718,645 respectively. The promissory notes mature 60 months from the date of issue. The cash generated by these Note sales is utilized to originate loans secured by interests in real property.

As of June 30, 2026, the Company has one line of credit with one financial institution from which the Company may receive advances up to a maximum of $40,000,000.00 based on the Company’s underlying collateral. As of June 30, 2026, the interest rate amounted to 7.53%. The agreement contains certain financial covenants concerning minimum interest coverage ratio and minimum net worth requirements, which need to be met combined with a related party. The covenants have not been assessed as part of the financial statements.

As of June 30, 2026, the Company held mortgage loans receivable consisting of notes to individuals, limited liability companies, and corporations secured by deeds of trust, bearing interest at various rates ranging from 10.00% to 13.4% per annum. These notes have original maturity dates through June 2027.  As of June 30, 2026, mortgage loans receivable and interest receivable totaled $69,903,683 and $74,813,436 respectively. Unfunded commitments were $5,301,102 as of June 30, 2026.

All of the pledged mortgage loans receivable are collateral for the line of credit. Of the total mortgage loans receivable of $69,903,683 as of June 30, 2026, $69,903,683 will mature in the next 12 months. As of June 30, 2026, there were no loan modifications other than extensions.

We are managed by our Manager, Pine Financial Group, Inc, a Colorado Corporation. We do not have any employees. We rely on the employees of our Manager, for the day-to-day operation of our business. As of the end of the reporting period of June 30, 2026, the following recent developments regarding the real estate markets in which we participate might have an impact on our business operation: Increased inflation, labor shortages, increased time to sell, and global supply chain weakness, raising interest rates, housing sector disruptions. There have been no recent developments regarding the composition of our lending competition, material agreements entered into by the Company, or any other material change which impacted our business operations.

Liquidity and Capital Resources

The Company is seeking to raise up to $75 million of capital by selling Notes to Investors. We deploy most of the capital to make, purchase, originate, acquire, or sell loans secured by interests in real property located throughout the United States, with a primary focus in Colorado and Minnesota. The Company may also manage, remodel, develop, lease, renovate, repair, and/or sell real properties acquired through the Company’s lending activities, including, but not limited to, properties acquired through foreclosure and real estate owned (“REO”).

There is no public market for units of the Company, and none is expected to develop in the foreseeable future. No public market currently exists for our Notes. The Company has set a minimum investment requirement of $10,000.00, but may accept subscriptions for less or greater amounts at the discretion of our Manager. Therefore, purchasers of our Notes may be unable to sell their securities because there may not be a public market for our securities. Any purchaser of our securities should be in a financial position to bear the risks of losing their entire investment.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Notes. However, our ability to finance our operations is subject to some uncertainties, such as the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located.

Trend Information

Recent economic trends and developments may have adverse impacts on the Company and its operations, including, without limitation, historically high inflation, rising interest rates, increased costs of materials and construction, inflated property values, and rapidly fluctuating real-estate markets, low supply of housing stock, tight labor markets, and rising wages.

With the exception of the foregoing, there currently are no other events or uncertainties that we are aware of that will materially or adversely impact the lending operations of the Company nor are we aware of any events or uncertainties that would cause any of the reported financial information to not be indicative of future operating results.

Despite the current economic and market trends, we expect PFG Fund V, LLC to continue to grow its debt obligation as we sell more Notes and increase its assets based on loans originated as outlined in the Offering.

Item 2. Other Information

None.

Item 3. Financial Statements

Accountants’ Compilation Report

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PFG Fund V, LLC,
a Colorado limited liability company

Date:	September 28, 2026

By:	Pine Financial Group, Inc.
a Colorado corporation
Its:	Sole Member

By:	/s/ Kevin Amolsch
Name:	Kevin Amolsch
Its:	President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: September 28, 2026
By:	/s/ Kevin Amolsch
Name:	Kevin Amolsch
Its:	President of the Sole Member of the Manager